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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

FV 3-4-02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RTE Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Rydal Road
(No. and Street)

Rydal	PA	19046-1711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Rights 215-572-7288
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldenberg Rosenthal, LLP
(Name — if individual, state last, first, middle name)

101 West Avenue	Jenkintown	PA	19046
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jonathan Rights, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RTE Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
David K. Scheuring, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 19, 2005
Member, Pennsylvania Association of Notaries

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RTE SECURITIES, INC.

Financial Statements

Year Ended December 31, 2001


GR
GROUP

GOLDENBERG ROSENTHAL, LLP

BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS

RTE SECURITIES, INC.

TABLE OF CONTENTS



GOLDENBERG ROSENTHAL, LLP

BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS

Established 1919

Located in Metropolitan Philadelphia
101 West Avenue • PO Box 458
Jenkintown, PA 19046-0458

215•881•8800
856•354•6054
215•881•8801 Fax
www.grgrp.com

Independent Auditor's Report

February 6, 2002

President
RTE Securities, Inc.
Rydal, Pennsylvania

We have audited the accompanying statement of financial condition of RTE SECURITIES, INC. as of December 31, 2001, and the related statements of income, of shareholder's equity, and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RTE SECURITIES, INC. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldenberg Rosenthal, LLP

Jenkintown, Pennsylvania

RTE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Current assets	
Cash	$ 86,607
Accounts receivable	163
Prepaid insurance	3,533
Total current assets	90,303
Investment, other, net of allowance of $20,100	-
Total Assets	$ 90,303
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current liabilities	
Accrued expenses	$ 28
Shareholder's equity	
Common stock, $1 par value	
Authorized 1,000,000 shares	
Issued and outstanding 100 shares	100
Additional paid-in capital	24,900
Retained earnings	65,275
Total shareholder's equity	90,275
Total Liabilities and Shareholder's Equity	$ 90,303

See notes to financial statements

RTE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues	
Fees	$ 23,612
Expenses	
Payroll	4,738
Payroll taxes and fringe benefits	576
Compliance expense	255
Insurance	3,333
Membership and registration fees	6,242
Office expense	932
Professional fees	1,900
Write down of investment in NASDAQ warrants	20,100
Taxes	(147)
Total expense	37,929
Net loss	$ (14,317)

See notes to financial statements

RTE SECURITIES, INC.

STATEMENT OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In	Retained Earnings
	Shares	Amount	Capital	(Deficit)
Balance, January 1, 2001	100	$ 100	$ 24,900	$ 79,592
Net loss for the year	-	-	-	(14,317)
Balance, December 31, 2001	100	$ 100	$ 24,900	$ 65,275

See notes to financial statements

RTE SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

	Increase (Decrease) In Cash
Cash flows from operating activities	
Net loss	$ (14,317)
Adjustments to reconcile net loss to net cash provided by operating activities	
Write down of investment in NASDAQ warrants	20,100
Decrease in assets	
Accounts receivable	2,206
Prepaid expenses	3,334
Decrease in accrued expenses	(2,513)
Net cash provided by operating activities	8,810
Cash, beginning of year	77,797
Cash, end of year	$ 86,607

See notes to financial statements

NOTE 1
Organization

RTE Securities, Inc. (the "Company") was incorporated on August 1, 1995 for the purpose of conducting business as a limited purpose broker-dealer in the Commonwealth of Pennsylvania. The Company receives all of its fees from underwriters of mutual fund securities located throughout the United States.

NOTE 2
Summary of Significant Accounting Policies

Revenue

The Company earns fees relating to the wholesaling of mutual fund securities. These fees are recorded, as services are provided to the underwriters.

Basis of Reporting

The financial statements are presented on the accrual basis of accounting. Income tax returns are filed on the cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3
Income Taxes

Effective August 1, 1995, the shareholder elected to have the Company taxed as an S corporation for federal and state corporate income tax purposes, whereby the Company's income or loss is included in the income tax return of the shareholder. Accordingly, there is no provision for federal or state income taxes or benefits.

NOTE 4
Related Party Transactions

Rightime Econometrics, Inc. ("RTE"), a registered investment adviser affiliate of the Company, has agreed pursuant to an Expense Agreement to pay all indirect overhead expenses of the Company.

The Company may, at its sole discretion, reimburse RTE for those expenses provided that such repayment would not result in the Company's net capital falling below 120% of its minimum requirement under Rule 15c3-1 (see Note 5). During 2001, the Company did not elect to reimburse RTE for any overhead expenses incurred.

NOTE 5
Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined. Net capital and the related aggregate indebtedness to net capital ratio may fluctuate on a daily basis.

As of December 31, 2001, the Company had net capital of $86,742 which exceeded the minimum net capital requirement of $25,000.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2001, the ratio was .00032 to 1.

NOTE 6
Rule 15c3-3 Requirements

The Company claims an exemption to the requirements of Rule 15c3-3 under the limited provisions of Section (K)(1).

NOTE 7
Major Customer

During 2001, one underwriter provided the majority of fees earned from the wholesaling of mutual fund securities.

NOTE 8
Investment, Other

Investments, other, consists of 1,500 warrants to purchase stock in NASDAQ Stock Market, Inc. (300 were purchased in June, 2000 for $11 per warrant and 1,200 were purchased in December, 2000 for $14 per warrant); no warrants were exercised in 2001). The warrants have the following stock purchase rights:

Term	Number of Shares	Warrant Exercise Price
June 28, 2002 to June 27, 2003	1,500	$13
June 30, 2003 to June 25, 2004	1,500	$14
June 28, 2004 to June 27, 2005	1,500	$15
June 28, 2005 to June 27, 2006	1,500	$16
Maximum share purchases associated with warrants	6,000	

In addition, the warrants can only be exercised after approval by the National Association of Securities Dealers, Inc.

As of December 31, 2001, these warrants have been reported at a value of $-0- since it is not determined whether they have any value.

SCHEDULE I

RTE SECURITIES, INC.

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1
DECEMBER 31, 2001

NET CAPITAL

Total shareholder's equity	$ 90,275
Less nonallowable assets	
Prepaid insurance	3,533
	$ 86,742

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$ 28
Percentage of aggregate indebtedness to net capital	0.03%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 25,000
Required net capital (1500%)	$ 25,000
Excess net capital	$ 61,742
Excess net capital at 1000%	$ 86,739

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital as reported in Company's Form X-17A-5, Part II *(unaudited)*	$ 86,742

NOTE: The Company is not subject to Rule 15c3-3 since it operates as a limited business under Section (K)(1).



Established 1919

GOLDENBERG ROSENTHAL, LLP

BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS

Located in Metropolitan Philadelphia
101 West Avenue • PO Box 458
Jenkintown, PA 19046-0458

215•881•8800
856•354•6054
215•881•8801 Fax
www.grgrp.com

Independent Auditor's Report on Internal Control

February 6, 2002

President
RTE Securities, Inc.
Rydal, Pennsylvania

In planning and performing our audit of the financial statements of RTE SECURITIES, INC. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by RTE SECURITIES, INC. that we considered relevant in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities during the year ended December 31, 2001.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practice and procedures mentioned in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to on the preceding page, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of RTE SECURITIES, INC. for the year ended December 31, 2001, and this report does not affect our report thereon dated February 6, 2002.

Due to the small number of people involved with the Company, it is not economically feasible for the Company to maintain a complete segregation of duties in the financial accounting system which is a characteristic of all good systems of internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the Commission's objectives, except as qualified in the preceding paragraph.

This report is intended solely for the use of the management of RTE SECURITIES, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Goldenberg Rosenthal, LLP

Jenkintown, Pennsylvania